UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
CHECK POINT SOFTWARE
(Name of Issuer)
COM
(Title of Class of Securities)
M22465104
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☑ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	M22465104	13G	Page	2	of	5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Genesis Asset Mangers, LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		- 9,662,342 (See Items 3 and 6)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 (See Items 3 and 6)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 12,364,268 (See Items 3 and 6)

WITH	8	SHARED DISPOSITIVE POWER

- 0 (See Items 3 and 6)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,364,268 (See Items 3 and 6)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.55

12	TYPE OF REPORTING PERSON

HC / IA

CUSIP No.	M22465104	13G	Page	3	of	5 Pages
Item 1(a). Name of Issuer:
Check Point Software
Item 1(b). Address of Issuer’s Principal Executive Offices:
3A Jabotinsky Street
Diamond Tower
Ramat Gan, 52520
Israel
Item 2(a). Name of Person Filing:
Genesis Asset Managers, LLP
Item 2(b). Address of Principal Business Office or, if None, Residence:
Genesis Asset Managers, LLP
Polygon Hall
Le Marchant Street
St. Peter Port
Guernsey GY1 4HY
Channel Islands
Item 2(c). Citizenship:
Delaware
Item 2(d). Title of Class of Securities:
COM
Item 2(e). CUSIP Number:
M22465104
Item 3. Classification
(g)(e) Genesis Asset Managers, LLP (“GAM”) is reporting on this Schedule 13-G for itself as a registered investment adviser and as the control person of Genesis Investment Management, LLP (“GIM”). GAM and GIM are both registered investment advisers.
Item 4. Ownership.
a)	Amount beneficially owned: 12,364,268

b)	Percent of Class: 5.55

c)	Number of shares as to which GAM has:
(i)	sole power to vote or to direct the vote: 9,662,342

(ii)	shared power to vote or direct the vote: 0

CUSIP No.	M22465104	13G	Page	4	of	5 Pages
(iii)	sole power to dispose or to direct the disposition of: 12,364,268 shared power to dispose or to direct the disposition of: 0
Item 5. Ownership of Five Percent or Less of a Class.
N/A
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
GAM provides investment advisory services on a discretionary basis to institutional investors and in-house-pooled funds for institutional investors. GAM is the parent entity of GIM which provides sub-advisory services to GAM for the accounts of the institutional clients of GAM. In the aggregate, the client accounts managed by GAM hold greater than 5% of the outstanding securities subject to this filing on Schedule 13-G. The Form 13G filed by GAM includes a report filed by GIM, the sub-advisor to GAM.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
See Item 3 above. The address of GAM’s principal office and place of business is as follows:
Genesis Asset Managers, LLP
Polygon Hall
Le Marchant Street
St. Peter Port
Guernsey GY1 4HY
Channel Islands
Item 8. Identification and Classification of Members of the Group.
N/A
Item 9. Notice of Dissolution of Group.
N/A
Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purposes of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired with or as a participant in any transaction having such purposes or effect.

CUSIP No.	M22465104	13G	Page	5	of	5 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENESIS ASSET MANAGERS, LLP
By:	/s/ Karen L. Yerburgh
Karen L. Yerburgh
Managing Partner

Date: February 13, 2008